AMP
12/17/02

02054788

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-01 15260~~ 8-17742

SEC MAIL RECEIVED PROCESSING
NOV 27 2002
WASHINGTON, D.C. 135 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2001 (MM/DD/YY) AND ENDING September 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Wilshire Securities Management INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 South Lake Avenue, Suite 100
(No. and Street)

Pasadena (City) California (State) 91106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott W. Hood (626) 796-6622
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lichter, Weil & Associates
(Name — *if individual, state last, first, middle name*)

9191 Towne Center Drive, Suite 406 (Address) San Diego (City) California (State) 92122 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 23 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott W. Hood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Wilshire Securities Management, Inc., as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Not Applicable

Subscribed and Sworn to on October 11, 2002

Signature

President

Title

Notary Public

NANCY L. MC KENZIE
Commission # 1300343
Notary Public - California
Los Angeles County
My Comm. Expires Apr 27, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2002 AND 2001

LICHTER, WEIL & ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS

LOS ANGELES:
7250 BEVERLY BOULEVARD, SUITE 207
LOS ANGELES, CA 90036
(323) 549-3190 TELEPHONE
(323) 549-0227 FACSIMILE

SAN DIEGO:
9191 TOWNE CENTRE DRIVE, SUITE 406
SAN DIEGO, CA 92122
(858) 320-2808 TELEPHONE
(858) 320-2828 FACSIMILE

The Board of Directors
First Wilshire Securities Management, Inc.
Pasadena, California

We have audited the accompanying statements of financial condition of First Wilshire Securities Management, Inc. as of September 30, 2002 and 2001, and the related statements of revenue, expense and changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of First Wilshire Securities Management, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We performed our audit in accordance with United States of America generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining evidence, on a test basis, supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Wilshire Securities Management, Inc. as of September 30, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lichter, Weil & Associates

November 15, 2002
Los Angeles, California

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 2002 AND 2001

ASSETS

	2002	2001
Current Assets		
Cash	$47,625	$21,809
Cash for the benefit of customers	0	584
Receivable from brokers and dealers	27,551	84,164
Securities	486,971	266,541
Prepaid expenses	8,646	0
Total Current Assets	570,793	373,098
Fixed Assets		
Furniture and equipment net of accumulated depreciation of $115,826 and $109,883, respectively.	0	5,943
Total Fixed Assets	0	5,943
Other Assets		
Deposits and other assets	4,854	7,836
Total Other Assets	4,854	7,836
Total Assets	$575,647	$386,877

LIABILITIES and EQUITY

	2002	2001
Current Liabilities		
Accounts payable	$1,363	$4,347
Accrued expenses	198,186	145,355
Subordinated debt	100,000	0
Total Current Liabilities	299,549	149,702
Equity		
Common stock, 58,200 shares authorized 58,200 outstanding, $1 par value	58,200	58,200
Additional paid in capital	78,520	78,520
Retained earnings	338,024	299,101
Total Capital and Retained Earnings	474,744	435,821
Less - Treasury 29,100 shares at cost	(198,646)	(198,646)
Total Stockholders' Equity	276,098	237,175
Total Liabilities and Stockholders' Equity	$575,647	$386,877

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
STATEMENTS OF REVENUE AND EXPENSE
FOR THE YEARS ENDED SEPTEMBER 30, 2002 AND 2001

	2002	2001
Revenue		
Commissions and fees	$1,557,173	$1,585,234
Total Revenue	1,557,173	1,585,234
Expense		
Commissions	277,191	399,187
Salaries	700,794	668,921
Occupancy and equipment expenses	65,493	64,426
Professional services	8,381	10,532
Clearing charges	134,549	158,305
Other expenses	320,433	228,820
Total Expenses	1,506,841	1,530,190
Income from operations	50,332	55,045
Total Other (Income) and Expense		
Interest income	(967)	(895)
Interest expense	3,375	0
Dividend income	(6,327)	(14,906)
Realized trading (gain) loss	(4,983)	1,619
Unrealized investment (gain) loss	6,521	(1,866)
Depreciation and amortization	5,943	15,212
Total Other (Income) and Expense	3,561	(835)
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	46,770	55,880
Income tax provision	7,846	11,501
NET INCOME (LOSS)	$38,924	$44,379

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$38,924	$44,379
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	5,943	15,212
Decrease (Increase) in cash for the benefit of customer	584	144
Decrease (Increase) in receivable from Brokers and Dealers	56,613	(55,372)
Decrease (Increase) in securities	(220,430)	36,919
Decrease (Increase) in prepaid expenses and deposits	(5,664)	(946)
(Decrease) Increase in accounts payable	(2,984)	(3,344)
(Decrease) Increase in accrued expenses	57,130	89,336
(Decrease) Increase in income tax payable	(4,300)	4,300
Total Adjustments	(113,108)	86,249
Net cash provided by (used in) operations	(74,184)	130,628
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment	0	(9,914)
Net cash (used in) investing activities	0	(9,914)
CASH FLOWS FROM FINANCING ACTIVITIES		
Purchase of Treasury Stock	0	(125,936)
Issuance of Subordinated Debt	100,000	0
Net cash provided by (used in) financing activities	100,000	(125,936)
Net change in cash	25,816	(5,222)
Cash at beginning of period	21,809	27,031
Cash at end of period	$47,625	$21,809
Supplemental cash flow disclosures:		
Income tax payments	17,999	5,630

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2002 AND 2001

	2002	2001
Common Stock		
Balance at beginning of year	$58,200	$58,200
Sale of stock	0	0
Cancellation of stock	0	0
Balance at end of year	58,200	58,200
Additional paid in capital		
Balance at beginning of year	78,520	78,520
Sale of stock	0	0
Balance at end of year	78,520	78,520
Retained earnings		
Balance at beginning of year	299,101	254,722
Net income (loss) for year	38,924	44,379
Dividends paid	0	0
Balance at end of year	338,024	299,101
Treasury stock		
Balance at beginning of year	(198,646)	(72,710)
Purchase of treasury stock	0	(125,936)
Sale of treasury stock	0	0
Balance at end of year	(198,646)	(198,646)
Total Equity	$276,098	$237,175

See Accompanying Notes and Auditor's Report

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2002 AND 2001

Note A - Nature Of Activities

The Company was incorporated in California to operate as a registered broker dealer as a member of the National Association of Securities Dealers, Inc. Securities transactions and the related commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction date.

Note B - Accounting Policies

Estimates
Management uses estimates and assumptions in preparing financial statements in accordance with the accrual basis of accounting. Those estimates and assumptions affect the reported amounts of assets and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Investments
In accordance with generally accepted accounting principles and those certain pronouncements as issued by the American Institute of Certified Public Accountants, investments in marketable securities with readily determinable fair values are recorded at fair value.

Investments that were held during the year ended September 30, 2002 and 2001 consisted of fixed-income U.S. government securities, equities in various corporations and investments in stocks.